                                                 Filed by Kerr-McGee Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933

                                             Subject Company: HS Resources, Inc.
                                                     Commission File No. 0-18886


         This document is being filed pursuant to Rule 425 under the Securities Act of 1933. It does not constitute an offer for the sale of securities. Shareholders of HS Resources, Inc. and other investors are urged to read the proxy statement/prospectus that will be included in the registration statement on Form S-4 to be filed in connection with the merger. These materials will contain important information about HS Resources, Inc., Kerr-McGee Corporation, the merger, the people soliciting proxies relating to the merger, their interests in the merger and related matters.

         In addition to the registration statement containing the proxy statement/prospectus to be filed in connection with the merger, HS Resources, Inc. and Kerr-McGee file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by HS Resources, Inc. or Kerr-McGee Corporation at the SEC Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York and Chicago. Please call the SEC at (800) SEC-0330 for further information on the public reference rooms. Kerr-McGee Corporation's and HS Resources, Inc.'s filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at www.sec.gov. Free copies of the proxy statement/prospectus, when available, and these other documents may also be obtained from Kerr-McGee by directing a request through the investor relations portion of Kerr-McGee's website at Kerr-McGee.com or by mail to Kerr-McGee Corporation, Investor Relations, P.O. Box 25861, Oklahoma City, OK 713125.

         Statements in this document regarding the company's or management's intentions, beliefs or expectations including the number of ultimate prospects, timing and order for drilling prospects, timing of installation of production facilities and first production and timing of completion of the merger are "forward-looking statements" within the meaning of the Securities Litigation Reform Act. Future results and developments discussed in these statements may be affected by numerous factors and risks, such as the accuracy of the assumptions that underlie the statements, the risk that the businesses will not be integrated successfully, the success of the oil and gas exploration and production program, the price of oil and gas, drilling risks, uncertainties in interpreting engineering data, demand for consumer products for which Kerr-McGee's oil and gas business supplies raw materials, general economic conditions, and other factors and risks discussed in the company's SEC filings. Actual results and developments may differ materially from those expressed or implied in this document.



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                             KERR-MCGEE CORPORATION

                             NEW YORK CITY, NEW YORK

                                  MAY 16, 2001

                        5:00 P.M. EASTERN STANDARD TIME

               MR. CORBETT: For those of you who might not know, I'm Luke Corbett, Chairman and Chief Executive Officer of the Kerr-McGee Corporation, and thank you for being here this afternoon. We will be webcasting this particular presentation, so it will go out to a broader audience. We were in Boston over the noontime hour, and had a very good audience and reception there, so we wanted to come in. And we realize this is short notice, but we wanted to make also the same presentation here.

         Before I go any further in our conversation, let me make some introductions. Let me first introduce Nick Sutton, Chairman and CEO of HS Resources, Kenneth Crouch, Senior Vice President in charge of the exploration and production business of Kerr-McGee Corporation, Bob Wohleber, Senior Vice President and Chief Financial Officer of Kerr-McGee, and I think most of you know Rick Buterbaugh, who is the Vice President of Investor Relations for our corporation.

         Obviously the theme regards this particular transaction is balance as we continue to work our strategic program. However, before I go much further, I am reminded by our legal profession that these are presentations that contain forward looking statements, and I do want to caution you about that.

         I will say that we are in the process of pulling together the information so that we can file our S-4s here over the next couple weeks, and with that registration statement, certainly we will be able to get more complete information regards this transaction once they are filed.

         Let's move on now and talk about strategic rationale. Obviously from our perspective, this fits our stated strategy, which you can see here is to profitably grow our oil and gas assets, while adding balance to our portfolio. And in a moment you will see that this adds balance from virtually every perspective.

         In our opinion, this is a unique story. It offers predictable growth, consistent cash flow, and it brings, as I said, balance, particularly to the gas portion of the equation for our company.

         This will have major impact for Kerr-McGee. As you can see here, we are adding about 1.3 TCF of proved U.S. natural gas reserves. We are doing that at about $1.10 per MCFe equivalent. The upside potential here is associated with 800 BCF of lower risk opportunities that are classed as probable and possible. We will have more to say about that in a few moments.

         The transaction is immediately accretive to per share earnings and to cash flow. As a matter of fact, the transaction is accretive above a gas price of $2.75. And, again, we are generating strong, stable cash flow from this project, and we are talking about free cash flow here, based on the projections, somewhere around $150 million.

         I said balance earlier, and we are talking about balance by products mix, by geographic location and by product itself. If we go and look at our reserves, you can see in the opening slide, our oil and gas mix essentially goes from 64 percent to 36 percent gas, moves to 57 and 43.

         Our U.S. balance, between U.S. and international, moves from 41 percent for U.S. reserves and 59 percent international, to 51 percent domestic and 49 percent.

         On the production side, you can see we essentially go from 70/30 to 64/36. And, again, we are doing this with the addition of low-risk exploitation projects, which will complement our higher potential, but higher risk, deepwater programs around the world.

         We will build a core area of long live gas reserves with significant growth opportunities, and I will show how that fits with onshore in just a moment. As we have stated, we are increasing U.S. gas reserves by some 77 percent. We are increasing our production in the U.S. gas by 45 percent. Our R/P goes up to almost nine-and-a-half years, which is a two-year expansion, and this does position Kerr-McGee as the fourth largest U.S.-based independent. And that is based upon pro forma reserves year end 2000.

         This is our onshore position now. And you can see, up in Wattenberg Field, we will create a new core area.

         Kerr-McGee today, from onshore U.S., produces about 70 percent of its MBOe's from Texas, and about 30 percent from Oklahoma. After the transaction, about 48 percent will come from the Wattenberg gas field, 39 percent from Texas properties, and 13 percent will come from Oklahoma properties.

         So, again, a nice core area. And that is part of our strategic intent, that we have stated. We wanted to build core areas in certain plays where we understood the play concepts around the U.S. We have done that in deepwater, we have done it in the North Sea, and now we are doing it in the onshore arena.

         Another conversation about the Wattenberg gas field and D-J Basin. If you are familiar with this, it is one of the U.S.'s most significant gas resources. These are highly concentrated assets in the sense that Wattenberg Field covers approximately 600 square miles, and the properties that HS Resources has accumulated are essentially in the guts of that play, and they have a dominant position in the Wattenberg gas field, and it is serving one of the fastest growing markets in America today. We are talking about a field that is east of I-25, north of the Denver International Airport, and the Front Range area there along with Denver is about the third largest or the third fastest growing population in the U.S. We are looking at a program here that has 85 percent of its production from that particular field, and 97 percent of its proved reserves come from their position in that field. And HS has a focused, integrated approach to field operations. And certainly I think if you have researched this, they have a proven track record regards what they are doing in the Wattenberg gas field.

         The gathering system is part of what we will accumulate in this transaction. Very important. Again, it is controlled by HS. We talked about serving the Front Range. We do have access to other markets. Current capacity of the system itself is 230 million cubic feet of gas per day. That will go to about 250 million cubic feet of gas per day by year end. So coupled with the gathering system, they have ownership in a BP plant, about seven percent there, and the capability not only to gather the product, but to move it through and process it and get it to market. So an important piece of the equation.

         The volumes are here, ladies and gentlemen. This is not a situation of having to explore for reserves. It is a situation of extracting those reserves, moving them in an efficient way to the markets.

         One of the main events that, really, has made the Wattenberg projects very attractive in this economic environment occurred really in June of 1998. The Colorado Oil and Gas Conservation Commission changed field rules here, and now we have ten drilling windows per 320 acres. And, of course, now you can also commingle all of the gas from the various zones from which you produce. So a very important piece of the equation regards what is happening in the Wattenberg gas field today.

         I will also say that HS Resources intends and continues to do about 500 to 600 projects per year. These are all identified projects, and I will show you examples of what they go through. They have over 10,000 identified projects on the books as we speak.

         A bit about producing reservoirs. As I said, the gas is in place here. This is not a situation of having to explore for that. There are over 11,000 wells in the field itself, and investment targets, as I said, are very attractive in this economic environment.

         The producing formations essentially extend from about 4000 feet to roughly 8000 feet. And the targets, as you can see here, come from the probable and possible reserves. It takes about a dollar to go ahead and pull these into proved reserves, and then you have about 40 cents per MCF on operating costs. Very effective, very efficient.

         I might also mention, regards reserves, if you just look at the J sand in this area, it has accumulated to date just under one TCF of gas, but there is about six TCF of gas in the J sand as it is identified in place. And with current technology, we would expect to recover about 25 percent. So one could just infer from that, as technological advances improve in this industry, we can up that accumulation from that particular area.

         How do they go about this? First, drilling new wells, deepening existing wells, recompleting current wells, and refrac'ing current wells. Part of the refrac program is in the Codell sand, and they have done 820 refracs since 1997. The average finding cost is 71 cents per MCF. So you can see, oh, what is that, 4.70 or so a barrel of oil equivalent. They have seen a seven-fold increase in the production from those refracs. In the J sand, they have had 122 new wells; deepenings, 199 deepenings, and that was through the first quarter. You are looking on the new wells at a finding cost of about 44 cents per MCFe equivalent. And then at the deepenings, it is even less, about 30 cents per MCFe equivalent. So quite attractive from a finding and development cost position there.

         Let's talk about our worldwide reserves and what this means. Again, we are adding 1.3 TCFe of proved reserves or 216 million barrels of oil equivalent. That's a 20 percent increase to the 12/31, 2000 reserve base, Kerr-McGee. And if we look at this, again, by product mix, as I mentioned earlier, we go from 64 percent oil, 36 percent gas, to 57 percent oil and 43 percent gas regards balance here.

         The real story is gas. Let's talk about our gas reserves. We have a worldwide gas reserve increase of 44 percent. Looking at this in U.S. terms, you can see that we go from just over 1.3 TCF to over 2.3 TCF, and that is almost an 80 percent increase in U.S. gas reserves. And we believe gas in the U.S. market will be a dominant player in the years to come. So this is an important piece of this equation. Remember, it primarily comes from one field that is tightly focused.

         So, again, now our gas position in the U.S. is about 70 percent of our total, versus 56 percent before this particular transaction.

         A few comments on production, and here we are assuming a September 1, 2001 closing. Our daily average production will move from 295,000 barrels of oil equivalent in 2000, to about 308,000 barrels in 2001, a four percent increase; moving up another 28 percent in 2002 to 396,000 barrels of oil equivalent.

         But as I said, this is really a gas story. That's what we want to focus on. And you can see here, we will move from 462 million cubic feet of gas per day to 531 million cubic feet of gas per day at year end 2001. These are averages now, so that is a 15 percent increase. And then in 2002, we will move up to 726 million cubic feet of gas per day, or a 37 percent increase.

         Now, on a volume basis, we will exit the year at somewhere around 680 million cubic feet of gas per day in the U.S. On a worldwide basis, we'll end the year at about 755 million cubic feet of gas per day.

         What I would like to do now is invite Bob Wohleber up and let him discuss the deal transaction and deal structure with you. Bob.

               MR. WOHLEBER: Thank you, Luke. Let me go through the terms of the deal. It is a $1.7 billion acquisition by Kerr-McGee of HS Resources. We'll be paying $66 per share and assuming 450 million of existing debt. That transaction will be consideration of 70 percent cash and 30 percent stock, with the shareholders having the option to elect the portion of cash and stock subject to proration. This will be done on a fixed exchange ratio, .9404 shares of Kerr-McGee for every share of HS Resources; expected closing, third quarter of this year.

         Some of the financial highlights. The transaction is immediately accretive on an earnings and a cash flow basis. The purchase price is equal to $1.10 per MCFe on a proved basis. This is after giving consideration of $300 million for the non-reserve assets, primarily the gathering system and the unexplored acreage. Kerr-McGee will be issuing approximately five million shares. This is a little less than five percent of our shares outstanding on a fully diluted basis.

         Earnings accretion of $2.75 is the break-even point, as Luke had mentioned. So this transaction is attractive on an earnings accretive basis down to the $2.75

MCF basis.

         HS Resources will generate free cash flow for Kerr-McGee, 150 to $200 million, depending upon prices, but for Kerr-McGee we see $150 million that could be available for other projects within our system, including our deepwater acreage and exploration program.

         We are looking at a ten percent decrease in our LOE costs, seven percent increase in DD&A as a result of the combination, and Kerr-McGee's debt will be going from a 42 percent net debt number to approximately 50 percent net debt to capital. This excludes the DEC securities that are currently outstanding on Kerr-McGee's books that are fully hedged by the Devon Corporation, stock that is available to satisfy that debt in 2004.

         Finally, we are looking at strong interest coverage, about twelve times interest coverage.

         Some of the operating highlights are shown here. This will provide Kerr-McGee with a dominant position in the D-J Basin, strengthens our gas position and moves us into the Rocky Mountain region. These are extensive inventory that provides low-risk, high-growth potential through exploitation and exploration activities.

         In addition, the Wattenberg gathering system is an important part of the transaction, as it blankets the area of the D-J, providing a source to gather the gas and take it into the processing plant, and then on to the market.

         Production guidance, this is on a pro forma basis, assuming a September 1 close. Kerr-McGee's oil production will go from 207,000 barrels of oil per day, 253,000 barrels of oil per day in 'O2. '02 is reflecting the additions of Nansen, Boomvang and Leadon coming on in 'O2.

         On the gas side, 605 million cubic feet of gas per day, going up to 855 million cubic feet of gas per day, which is a 41 percent increase from 'O2 to 'O1.

         I would like to turn it now over to Luke Corbett.

               MR. CORBETT: Thank you, Bob. Let's end where we really began. We have said we believe this is a unique story, particularly for our company. It offers predictable growth, consistent cash flow, significant upside potential with the 800 BCF of probables and possibles, and certainly we hope you gather from information which you will probably get today, this truly does add balance to our portfolio. And that is the theme of what we are talking about here, is balance, as we continue to work on our strategic plan.

         Many of you have heard me say time and time again, this company is not growing just to get bigger. We are growing because we are adding quality assets that create high-quality earnings and add value to our shareholders, and we know what our mission purpose is, and that is to create value for all of our shareholders.

         That will conclude what we have had to say now about the transaction, we will take a few questions, and then I would like to say that at the end of the Q and A in here, we will have a short reception in the room adjoining this, and we can continue informal conversation. So I will now open it up for questions. Mike?

               UNKNOWN SPEAKER: (Paraphrasing) What is the royalty burden in the Wattenberg field? What is the initial production rates for wells in the field?

               MR. SUTTON: In terms of royalty, generally 87 and a half percent net; sometimes we have 85 percent net. So not much of a royalty there.

         In terms of the wells there, for example, the J sand wells we are bringing on, they can produce as much as a million to a million and a half a day, but typically about 750 a day. It declines a bit in the first month or so, the average first month of production is about 600 MCF a day. And, of course, over time, as in any well, it declines.

               MR. CORBETT: Other questions? What a wonderful deal. We have come to New York and we have answered all of your questions.

               UNKNOWN SPEAKER: (Paraphrasing) Why HS Resources? Does Kerr-McGee prefer gas reserves over oil?

               MR. CORBETT: A simple combination here. Certainly we believe that in the United States, gas will be a dominant player. And if you look at our position in gas now, regards to the U.S., we have certainly covered ourselves for that particular piece of the equation.

         We are not suggesting oil is not a good commodity. It is. And we believe it will continue, continue to generate good revenue from that high-quality earning. But we also believe that gas in the mix is a valuable resource, and we have found a unique story.

         This is something -- I think the importance here, we can't overemphasize the fact, the gas is here, ladies and gentlemen. This is not something we have to go find. This is a matter of taking those 10,000 projects that are inventoried, and in a very credible way, and in a unique way, going through that procedure and that process and bringing those reserves over to proved and producing. It's a gas machine.

         Yes, ma'am.

               UNKNOWN SPEAKER: (Paraphrasing) What affect will this have on the company's capital programs?

               MR. CORBETT: Well, I think if you have followed what HS Resources has done, they moved their capital spending up from 135 to 50 range at the beginning of the year to 155 to 175 this year. No reason we shouldn't continue that.

         This will have no impact on the current program at Kerr-McGee. We'll continue with the very same program that we began the year with. The free cash flow generated from both of our operations allows us a great deal of flexibility, if we chose to accelerate the program.

               UNKNOWN SPEAKER: (Paraphrasing) Will debt reduction continue to be a priority for Kerr-McGee?

               MR. CORBETT: Well, obviously, we will move toward bringing our debt to capital down. We have stated many times that we are more comfortable in the low forties, and there is no reason we could not use free cash flow to move our balance sheet back toward that level very quickly, particularly if you believe that prices will stay at the level they are.

               UNKNOWN SPEAKER: (Paraphrasing) Mr. Wohleber stated that LOE will decrease ten percent after the acquisition. How will this happen?

               MR. CORBETT: I think we said six percent, but, yes. Ken, would you like to address that?

               MR. CROUCH: Yes. When we average the two lifting costs together, because they are moving gas, and, as you know, Kerr-McGee is dominantly oil, that the six percent reduction is a reflection of moving the lower cost gas mixed with our oil.

                    (Inaudible)

               MR. CORBETT: I think we are going to keep me honest on the numbers. Bob?

               MR. WOHLEBER: Yes. We are going to go from about $3.50 in LOE down to about 3.28.

               MR. CORBETT: Yes.

               MR. WOHLEBER: It is about a 20 cent reduction on a BOE basis. BOE equivalent for HS Resources is about $1.74. (inaudible)

               UNKNOWN SPEAKER: (Paraphrasing) Will you continue to expand the Wattenberg gas gathering system?

               MR. SUTTON: Certainly under today's economic conditions not limited by our cash flow. We are also not limited by hardware constraints. For example, one of the things that we paid for in the past when the gathering system was owned by K-N Energy was that we had gathering constraints, bottlenecks. When we acquired that system, we set about immediately to remove, eliminate, mitigate the bottleneck. We increased the compression, we added processing. We have removed what had historically been a bit of a constraint in gathering and take away.

         As we move forward and continue to develop production from that field, we anticipate that we would spend additional money to enhance the gathering system.

         I would caution people, though, to remember that this business is not one that lends itself to rapid increase in capital. There are constraints just in terms of plant and equipment, human resources, services, supplies, things of that nature. So our plans call for continued additions to our capital program in the D-J, but it would be imprudent for anyone to assume that since there is a lot to do there, one can just go and get very large sequential increases.

               UNKNOWN SPEAKER: (Paraphrasing) Do you expect costs to increase after the acquisition, for example, production costs?

               MR. SUTTON: Not at all. One of the beauties of our position in the D-J Basin and the Wattenberg field area is we are so dominant, we were able to control costs. To give you a couple of examples, one of the things that we did was form our own service company, and we have got our own workover rigs. We have retrofitted some of those workover rigs so that we use them to actually deepen wells so we don't have to use a regular land rig.

         We then, to the extent that we want to use land rigs, we contract them for a year at a time, and we are able to keep those crews busy.

         From a frac standpoint, we do a lot of fracs. We do close to two fracs, a frac and a half a day. And so that is a significant cost component. We have entered into fixed contracts with Halliburton. We recently signed a deal by guaranteeing 75 percent of our activity in that area, we have a price rollback, something like six, nine months ago.

         We have the ability, by virtue of our company-owned equipment and services, and through our dominant position in that basin, we are able to control costs.

         We've got a question in the back.

               UNKNOWN SPEAKER: (Paraphrasing) Do you expect further acquisitions?

               MR. CORBETT: I didn't see you there, but we're glad you're here. Well, I think we have clearly stated that we want to be in a position to evaluate opportunities that make sense for Kerr-McGee anytime they may come along. Certainly we have worked diligently to move our balance sheet in the direction that allows us to capitalize on those. We will do that again, and we are happy to add to our position, if it fits our strategic plan.

               UNKNOWN SPEAKER: Do you expect the COGCC to allow additional downspacing?

               MR. SUTTON: Over the years we've worked very closely with the Colorado Oil and Gas Conservation Commission on these kinds of issues. And one of the things that resulted from our activities was the Wattenberg rule, as it's called it or referred to. And so we have so much to do based on the current spacing, 40-acre spacing that we can keep busy for a long time. In due course, downspacing may be the next sort of round of activities. But I would say that is at some point out in the future. Having said that, I think that one of the beauties of having long life gas reserves in place like the Wattenberg field, in effect, you have a long-term gas option. That gas option can come around through such things as downspacing, technological advances and in many other ways that you can reap added value just because of the nature of that field.

                   (Inaudible)

               MR. CORBETT: Other comments or questions?

         Well, ladies and gentlemen, thank you very much. We hope you agree with us. This is a unique and exciting story. We thank you for being here.

         Rick, I do think that we are probably close to being open. All right. Thank you again.